Exhibit 1

Oi S.A. – In Judicial Reorganization
Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.3.0029520-8
Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) informs its shareholders and the market in general that its indirect subsidiary PT Ventures SGPS S.A. (“PT Ventures”) sold and transferred on this date all of the shares it held in the Cabo Verdean telecommunications company, Cabo Verde Telecom, S.A. (“CVT”), which represent 40% of the capital stock of CVT, to the National Social Security Institute (Instituto Nacional de Previdência Social) and the public company ASA – National Airport and Aerial Security Company (ASA – Empresa Nacional de Aeroportos e Segurança Aérea, S.A.), both companies organized in Cabo Verde, for the total value of US$26.3 million, in accordance with clauses 3.1.3 and 5.1 of Judicial Reorganization Plan of Oi and its subsidiaries in judicial reorganization (together, the “Recovering Entities”).

In connection with the sale of the abovementioned shares, PT Ventures also entered into an agreement with the State of Cabo Verde on this date, for the definitive termination of the arbitration proceedings commenced by PT Ventures against the latter in March 2015, before the International Center for Settlement of Investment Disputes (Centro Internacional para Resolução de Controvérsias sobre Investimentos) and the International Chamber of Commerce (Câmara de Comércio Internacional).

The receipt of new proceeds and the reduction of expenses due to the termination of the arbitration proceedings will increase financial liquidity and provide improved cash flow for the Recovering Entities. In addition, the transaction will also contribute to the Recovering Entities’ initiative to concentrate their efforts on the operations and business conducted in Brazil, to the fulfillment of their Judicial Reorganization Plan and to the greater effectiveness and speed of their recovery process.

Rio de Janeiro, May 21, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer